Exhibit 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 26, 2011	June 27, 2010
	(In thousands)
Loss:
Loss before income taxes	$(254,229)	$(45,583)
Add: Total fixed charges calculated below	61,478	62,321
Less: Interest capitalized	1,701	(195)

Total loss	$(194,452)	$16,933

Fixed charges:
Interest(a)	$55,646	$54,341
Portion on non-cancellable lease expense representative of the interest factor(b)	5,832	7,980

Total fixed charges	$61,478	$62,321

Ratio of losses to fixed charges	(c)	(d)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $255.9 million.
(d)	Earnings were insufficient to cover fixed charges by $45.4 million.